December 17, 2018

Leslie Ball
Chief Executive Officer and Director
GSRX INDUSTRIES INC.
Building No. 3, P.E. 606, int. Jose Efron Ave.
Dorado, Puerto Rico 00646

       Re: GSRX INDUSTRIES INC.
           Form 10-K for Fiscal Year Ended December 31, 2017
           Filed April 17, 2018
           File No. 333-141929

Dear Ms. Ball:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Consumer
Products
cc:    Tom Ginerich